January 28, 2010

Mail Stop 3010

Mr. James Watson
Chief Executive Officer
Micro Mammoth Solutions, Inc.
1511 Dodd Road
Winter Park, Florida 32792

      Re: **Micro Mammoth Solutions, Inc.**
               Form 10-K for the year ended June 30, 2009
               Filed September 28, 2009
               File No. 333-144645

Dear Mr. Watson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5(a) Market Information, page 7

1.   Please update the table of stock prices to reflect the two most recently completed fiscal years in future filings and please supplementally advise us what caused the significant increase in stock price during the fourth quarter of 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 8

2.   You disclose that "our audit reflects the fact that we have no current source of
        income," but it appears that you have a consistent revenue stream of $12,000 per
        year. Please discuss this revenue stream and, if earned pursuant to contractual
        terms, please elaborate upon the terms of the contract and the likelihood that you
        will continue to generate this revenue in future periods.

Statement of Changes in Stockholders' Equity, page F-4

3.   Please revise the statement of stockholders' equity to show discrete activity for
        the year ended June 30, 2008. See Rule 8-02 of Regulation S-X.

                                *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all

information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if
you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief